Reply to the Attention of	Herbert I. Ono
Direct Line	(604) 691-7493
Direct Fax	(604) 893-2398
Email Address	herbert.ono@mcmillan.ca
Our File No.	274756
Date	December 22, 2022

Via EDGAR Correspondence

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

United States of America

Attention: Division of Corporation Finance

 Office of Real Estate & Construction

Dear Sirs/Mesdames:

Re: Greenbriar Capital Corp.
Annual Report on Form 20-F
    for the Fiscal Year Ended December 31, 2021
Filed May 17, 2022
SEC File No. 000-56391

We are counsel for and write on behalf of Greenbriar Capital Corp. (the "Company") in response to the Staff's oral comment of December 21, 2022 (the "Staff Comment") with respect to the Company's annual report on Form 20-F (the "Annual Report"), as filed with the United States Securities and Exchange Commission (the "Commission") on May 17, 2022.

The Company acknowledges that in the Staff's letter dated February 27, 2022 with respect to the Company's registration statement on Form 20-FR12G (the "Registration Statement"), as originally filed with the Commission on January 28, 2022, Staff commented as follows:

Property Held for Development and Sale, page 65

19. We note that capitalized costs include costs of conversion and other costs related to development. Please tell us and expand your disclosures to discuss the types of expenses that are potentially capitalized as a part of conversion and what other development costs are capitalized such as possibly interest, taxes, salaries, and other general and administrative expenses. Your discussion should also address the periods of capitalization, which would include when the capitalization period begins and ends.

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December 22, 2022 Page 2

The Company caused Amendment No. 1 to the Registration Statement (the "Amended Registration Statement") to be filed with the Commission on March 28, 2022.  In response to the foregoing Staff comment, the disclosure under the heading "Property held for development and sale" contained in note 3 ("Significant Accounting Policies") to the Company's audited consolidated financial statements for the years ended December 31, 2020 and 2019, as included in the Amended Registration Statement, was amended to include the types of capitalized costs and period of when these costs are capitalized.

The Company acknowledges that, through inadvertence, it did not include similar enhanced disclosure under the heading "Property held for development and sale" in note 3 ("Significant Accounting Policies") to the Company's audited consolidated financial statements for the years ended December 31, 2021 and 2020, as included in the Annual Report.

In response to the Staff Comment, the Company confirms that it will ensure that all disclosure included in all future filings that the Company makes with the Commission will comply in all material respects with all comments and correspondence received from Staff.

Should the Commission have any further comments or questions arising from any of the above responses, please do not hesitate to contact the writer at (604) 691-7493 at any time.

Yours truly,

/s/ Herbert I. Ono

Herbert (Herb) I. Ono
Co-Chair, U.S. Securities Practice
for McMillan LLP

Encl.

cc: Jeffrey Ciachurski
 Chief Executive Officer
 Greenbriar Capital Corp.